Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2026 and 2025

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended June 30
	Notes	2026	2025
Revenue	3	$138,665	$81,334
Cost of mine operations
Production costs		34,623	29,342
Depreciation and amortization		9,090	9,013
Mineral resource taxes		2,837	1,751
Government fees and other taxes	4	4,679	2,273
General and administrative	5	2,683	3,132
		53,912	45,511
Income from mine operations		84,753	35,823

Corporate general and administrative	5	6,389	4,778
Property evaluation and business development		2,863	194
Foreign exchange (gain) loss		1,275	(636)
Gain on investments, net	11	(11,129)	(4,421)
Loss on derivative liabilities	17	—	4,762
Share of loss in associates	12	412	309
Dilution loss on investment in associate	12	3,044	—
Gain on disposal of subsidiaries	23	(6,190)	—
Loss on disposal of plant and equipment		82	23
Other expenses		87	14
		87,920	30,800

Finance income	6	2,090	3,308
Finance costs	6	(2,927)	(3,324)
		87,083	30,784

Income tax expense	7	13,121	6,436
Net income		73,962	24,348
Attributable to:
Equity holders of the Company		59,375	18,126
Non-controlling interests	22	14,587	6,222
		73,962	24,348

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.27	$0.08
Diluted earnings per share		$0.24	$0.08
Weighted Average Number of Shares Outstanding - Basic		221,138,685	217,991,115
Weighted Average Number of Shares Outstanding - Diluted		256,578,615	221,286,554

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the condensed consolidated interim financial statements

1

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Three Months Ended June 30
	Notes	2026	2025
Net income		$73,962	$24,348
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		9,991	6,175
Share of other comprehensive income (loss) in associates	12	163	472
Reclassification to net income upon ownership dilution of investment in associates		15	—
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI	11	1,337	756
Other comprehensive income, net of taxes		$11,506	$7,403
Attributable to:
Equity holders of the Company		$9,595	$6,218
Non-controlling interests	22	1,911	1,185
		$11,506	$7,403
Total comprehensive income		$85,468	$31,751

Attributable to:
Equity holders of the Company		$68,970	$24,344
Non-controlling interests		16,498	7,407
		$85,468	$31,751

See accompanying notes to the condensed consolidated interim financial statements

2

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at	Notes	June 30, 2026	March 31, 2026
ASSETS
Current Assets
Cash and cash equivalents	26	$386,757	$421,989
Short-term investments	8	350	346
Trade and other receivables	23	5,011	1,562
Inventories	9	5,968	9,493
Due from related parties	23	1,688	1,554
Prepaids and deposits		10,436	8,497
		410,210	443,441
Non-current Assets
Long-term prepaids and deposits	10	16,482	13,424
Long-term receivables	23	13,164	5,183
Reclamation deposits		5,415	4,568
Other investments	11	61,381	54,243
Investment in associates	12	61,093	54,641
Investment properties		483	487
Plant and equipment	14	110,597	108,510
Mineral rights and properties	15	861,014	779,730
TOTAL ASSETS		$1,539,839	$1,464,227
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$92,148	$84,941
Current portion of lease obligation	18	282	286
Current portion of convertible notes	17	293	2,069
Due to related party	23	163	222
Deposits received	13	13,475	20,888
Income tax payable		10,613	15,574
		116,974	123,980
Non-current Liabilities
Long-term portion of lease obligation	18	807	882
Long-term portion of convertible notes	17	117,064	115,156
Long term deposit	16	45,517	44,896
Deferred income tax liabilities	7	65,935	63,048
Environmental rehabilitation	19	10,369	10,596
Total Liabilities		356,666	358,558
Equity
Share capital	20	429,805	428,685
Equity reserves	20	242,723	232,359
Retained earnings		314,268	279,962
Total equity attributable to the equity holders of the Company		986,796	941,006
Non-controlling interests	22	196,377	164,663
Total Equity		1,183,173	1,105,669
TOTAL LIABILITIES AND EQUITY		$1,539,839	$1,464,227

See accompanying notes to the condensed consolidated interim financial statements

3

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2026	2025
Operating activities
Net income		$73,962	$24,348
Add (deduct) items not affecting cash:
Finance income		(2,090)	(3,308)
Finance costs	6	2,927	3,324
Income tax expense	7	13,121	6,436
Depreciation, amortization and depletion		9,640	9,450
Gain on investments, net	11	(11,129)	(4,421)
Loss on derivative liabilities	17	—	4,762
Share of loss in associates	12	412	309
Dilution loss on investment in associate	12	3,044	—
Gain on disposal of subsidiaries	23	(6,190)	—
Loss on disposal of plant and equipment		82	23
Share-based compensation	20	1,760	1,194
Reclamation expenditures	19	(439)	(203)
Income taxes paid		(16,648)	(6,586)
Interest received		1,946	3,308
Interest paid	6	(22)	(27)
Changes in non-cash operating working capital	26	(8,693)	9,672
Net cash provided by operating activities		61,682	48,281
Investing activities
Payment on plant and equipment acquisition		(4,587)	(2,805)
Proceeds from disposal of plant and equipment		18	11
Payment on mineral rights and properties acquisition	15	(60,008)	—
Payment on mineral exploration and development expenditures		(28,491)	(22,961)
Proceeds from disposal of subsidiaries	23	1,500	—
Payment on reclamation deposits		(756)	(309)
Refunds from reclamation deposits		15	84
Payment on other investments acquisition	11	—	(1,130)
Proceeds from disposal of other investments	11	4,223	—
Payment on acquisition of shares in associates	12	—	(1,496)
Proceeds on short-term investment redemption		—	4,053
Net cash used in investing activities		(88,086)	(24,554)
Financing activities
Interest paid on convertible notes	17	(3,563)	(3,958)
Lease payment	18	(76)	(65)
Cash dividends distributed	20	(2,765)	(2,727)
Non-controlling interests distribution	22	(7,088)	(7,110)
Proceeds from issuance of common shares		129	742
Net cash used in financing activities		(13,363)	(13,118)
Effect of exchange rate changes on cash and cash equivalents		4,535	1,525
(Decrease) increase in cash and cash equivalents		(35,232)	12,134
Cash and cash equivalents, beginning of the period		421,989	363,978
Cash and cash equivalents, end of the period		$386,757	$376,112
Supplementary cash flow information	26

See accompanying notes to the condensed consolidated interim financial statements

4

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non- controlling interests	Total equity
Balance, April 1, 2025		217,736,326	$411,960	$21,677	$25,834	$(62,651)	$305,908	$702,728	$130,660	$833,388
Options exercised		197,666	1,041	(299)	—	—	—	742	—	742
Restricted share units vested		277,376	923	(923)	—	—	—	—	—	—
Share-based compensation		—	—	1,194	—	—	—	1,194	—	1,194
Dividends declared		—	—	—	—	—	(2,727)	(2,727)	—	(2,727)
Adjustments to the non-controlling interests		—	—	—	—	—	(263)	(263)	263	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(7,110)	(7,110)
Comprehensive income (loss)		—	—	—	—	6,218	18,126	24,344	7,407	31,751
Balance, June 30, 2025		218,211,368	$413,924	$21,649	$25,834	$(56,433)	$321,044	$726,018	$131,220	$857,238
Options exercised		343,839	1,734	(525)	—	—	—	1,209	—	1,209
Warrants exercised		1,370,249	9,739	—	—	—	—	9,739	—	9,739
Restricted share units vested		985,455	3,288	(3,288)	—	—	—	—	—	—
Share-based compensation		—	—	2,931	—	—	—	2,931	—	2,931
Dividends declared		—	—	—	—	—	(2,755)	(2,755)	—	(2,755)
Reclassification of derivative liability to equity		—	—	—	223,928	—	—	223,928	—	223,928
Adjustments to the non-controlling interests		—	—	—	—	—	(10,257)	(10,257)	10,257	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(17,778)	(17,778)
Disposal of subsidiaries		—	—	—	—	—	—	—	44	44
Comprehensive income (loss)		—	—	—	—	18,263	(28,070)	(9,807)	40,920	31,113
Balance, March 31, 2026		220,910,911	$428,685	$20,767	$249,762	$(38,170)	$279,962	$941,006	$164,663	$1,105,669
Options exercised	20(b)	34,607	164	(35)	—	—	—	129	—	129
Restricted share units vested	20(b)	260,791	956	(956)	—	—	—	—	—	—
Share-based compensation	20(b)	—	—	1,760	—	—	—	1,760	—	1,760
Dividends declared		—	—	—	—	—	(2,765)	(2,765)	—	(2,765)
Adjustments to the non-controlling interests	22	—	—	—	—	—	11,378	11,378	(11,378)	—
Distribution to non-controlling interests	22	—	—	—	—	—	—	—	(7,088)	(7,088)
Transfer of non-controlling interests upon changes in ownership interests in ZAAV	22	—	—	—	—	—	(33,682)	(33,682)	33,682	—
Comprehensive income (loss)		—	—	—	—	9,595	59,375	68,970	16,498	85,468
Balance, June 30, 2026		221,206,309	$429,805	$21,536	$249,762	$(28,575)	$314,268	$986,796	$196,377	$1,183,173

See accompanying notes to the condensed consolidated interim financial statements

5

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China, Ecuador and Kyrgyz Republic.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2026 as some disclosures from the annual consolidated financial statements have been condensed or omitted. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2026 with the exception of change in accounting policy and the adoption of certain amendments noted in Note 2(b) and 2(c) below.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated August 6, 2026.

(b)	Change in Accounting Policy

During the three months ended June 30, 2026, the Company entered into its first material downstream transaction with its associate, Auro Metals Inc. ("AURO"), formerly known as Tincorp Metals Inc., involving the sale of its wholly-owned subsidiary, Santa Barbara Metals Inc., formerly known as Adventus Holdings Limited. As this transaction rendered the policy applicable for the first time, the Company has adopted a formal accounting policy for transactions with associates, applied retrospectively in accordance with IAS 8.

Transaction with Associates

The Company accounts for downstream transactions (sales of assets from the Company to its associates) in accordance with the equity method as prescribed under IAS 28. Profits and losses arising from such sales are recognized in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate.

The Company's share of unrealized gains on these transactions is eliminated against the carrying amount of its investment in the associate. Unrealized losses are similarly eliminated; however, if the transaction provides evidence of impairment of the transferred asset, the loss is recognized immediately and in full in profit or loss.

Upon the subsequent sale or consumption of the asset by the associate, the previously deferred gain or loss is released to profit or loss, thereby ensuring that realized results are recognized in alignment with the equity method under IAS 28.

6

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted various amendments to IFRS® Accounting Standards, which were effective for the accounting period beginning on or after April 1, 2026, including the following:

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

•	Contractual terms consistent with a basic lending arrangement;

•	Assets with non-recourse features;

•	Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income ("FVTOCI"), and additional disclosures for financial instruments with contingent features.

These amendments were applied effective April 1, 2026 and did not have a material impact on the Company's consolidated financial statements.

(d)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Table below summarizes the Company's material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Trade	China	80.0%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70.0%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99.0%	GC
Henan Xinbaoyuan Mining Co., Ltd. ("Xinbaoyuan")	Mining	China	77.5%	Kuanping
Curimining S.A	Mining	Ecuador	75.0%	El Domo
Condormining Corporation S.A.S.	Mining	Ecuador	100.0%	Condor
Chaarat ZAAV CJSC ("ZAAV")	Mining	Kyrgyzstan	70.0%	Tulkubash/Kyzyltash

7

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e)	Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2026.

3.	SEGMENTED INFORMATION

An operating segment is defined as a component of the Company that:

•	Engages in business activities from which it may earn revenues or incur expenses;

•	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	For which discrete financial information is available.

The Company has organized its reportable and operating segments by significant revenue streams and geographic regions. The Company has determined that each producing mine and significant development property represents an operating segment, except Tulkubash and Kyzyltash projects are considered one operating segment. As of June 30, 2026, the Company's significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador and the Tulkubash/Kyzyltash development and exploration project in Kyrgyz Republic. "Other" consists primarily of the Company's corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

8

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for operating results is as follows:

Three months ended June 30, 2026
	China		Ecuador		Kyrgyzstan
Statements of Income (loss)	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Revenue	$127,216	$11,449	$—	$—	$—	$—	$138,665
Costs of mine operations	(47,121)	(6,791)	—	—	—	—	(53,912)
Income from mine operations	80,095	4,658	—	—	—	—	84,753

Other operating and investment items	(1,133)	(17)	(407)	6,081	(535)	(822)	3,167
Finance items, net	892	176	326	—	1	(2,232)	(837)
Income tax expenses	(13,114)	(6)	—	—	—	(1)	(13,121)
Net income (loss)	$66,740	$4,811	$(81)	$6,081	$(534)	$(3,055)	$73,962

Attributable to:
Equity holders of the Company	52,033	4,763	(92)	6,081	(433)	(2,977)	59,375
Non-controlling interest	14,707	48	11	—	(101)	(78)	14,587
Net income (loss)	$66,740	$4,811	$(81)	$6,081	$(534)	$(3,055)	$73,962

Three Months Ended June 30, 2025
	China		Ecuador		Kyrgyzstan
Statements of (Loss) Income	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Revenue	$73,378	$7,956	$—	$—	$—	$—	$81,334
Costs of mine operations	(38,999)	(6,512)	—	—	—	—	(45,511)
Income (loss) from mine operations	34,379	1,444	—	—	—	—	35,823

Operating (expenses) income	(313)	(3)	(565)	(93)	—	(4,049)	(5,023)
Finance items, net	538	124	(2)	21	—	(697)	(16)
Income tax expenses	(5,505)	(352)	—	—	—	(579)	(6,436)
Net income (loss)	$29,099	$1,213	$(567)	$(72)	$—	$(5,325)	$24,348

Attributable to:
Equity holders of the Company	22,713	1,201	(424)	(71)	—	(5,293)	18,126
Non-controlling interest	6,386	12	(143)	(1)	—	(32)	6,222
Net income (loss)	$29,099	$1,213	$(567)	$(72)	$—	$(5,325)	$24,348

9

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities is as follows:

	China		Ecuador		Kyrgyzstan
As at June 30, 2026	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Current assets	$270,793	$33,812	$9,194	$245	$8,682	$87,484	$410,210
Long-term prepaids and deposits	3,250	421	9,287	—	—	3,524	16,482
Reclamation deposits	2,120	3,170	—	—	—	125	5,415
Other investments	—	—	—	—	—	61,381	61,381
Investment in associates	—	—	—	—	—	61,093	61,093
Investment properties	483	—	—	—	—	—	483
Plant and equipment	82,517	12,464	724	309	10,782	3,801	110,597
Mineral rights and properties	380,462	45,431	266,136	15,402	146,548	7,035	861,014
Long-term receivables	—	—	6,031	—	—	7,133	13,164
Total Assets	$739,625	$95,298	$291,372	$15,956	$166,013	$231,575	$1,539,839
Current liabilities	$89,422	$6,366	$14,549	$264	$2,092	$4,281	$116,974
Long-term portion of lease obligation	—	—	123	—	—	684	807
Long-term portion of convertible debenture	—	—	—	—	—	117,064	117,064
Long term deposit	—	—	45,517	—	—	—	45,517
Deferred income tax liabilities	60,421	4,462	—	—	—	1,052	65,935
Environmental rehabilitation	7,294	2,053	—	—	—	1,022	10,369
Total liabilities	$157,137	$12,881	$60,188	$264	$2,092	$124,104	$356,666
Non-controlling interests	$131,523	$33	$30,442	$(404)	$24,743	$10,040	$196,377

	China		Ecuador		Kyrgyzstan
As at March 31, 2026	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Current assets	$232,145	$31,867	$19,420	$528	$18,590	$140,890	$443,441
Long-term prepaids and deposits	2,583	282	7,885	—	—	2,674	13,424
Reclamation deposits	1,335	3,110	—	—	—	123	4,568
Other investments	—	—	—	—	—	54,243	54,243
Investment in associates	—	—	—	—	—	54,641	54,641
Investment properties	487	—	—	—	—	—	487
Plant and equipment	80,762	12,388	658	323	10,648	3,731	108,510
Mineral rights and properties	342,944	43,886	253,974	29,194	84,268	25,464	779,730
Long-term receivables	—	—	5,183	—	—	—	5,183
Total Assets	$660,256	$91,533	$287,121	$30,045	$113,506	$281,766	$1,464,227
Current liabilities	$97,069	$8,652	$11,094	$255	$396	$6,514	$123,980
Long-term portion of lease obligation	—	—	132	—	—	750	882
Long-term portion of convertible debenture	—	—	—	—	—	115,156	115,156
Derivative liabilities	—	—	—	—	—	—	—
Long term deposit	—	—	44,896	—	—	—	44,896
Deferred income tax liabilities	57,626	4,390	—	—	—	1,032	63,048
Environmental rehabilitation	7,522	2,058	—	—	—	1,016	10,596
Total liabilities	$162,217	$15,100	$56,122	$255	$396	$124,468	$358,558
Non-controlling interests	$122,043	$(27)	$41,808	$(403)	$—	$1,242	$164,663

10

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the three months ended June 30, 2026 and 2025 were all earned in China and were comprised of:

	Three Months Ended June 30, 2026
	Ying Mining District	GC	Total
Silver	$101,044	$5,039	$106,083
Gold	9,637	—	9,637
Lead	12,538	953	13,491
Zinc	1,918	3,694	5,612
Other	2,079	1,763	3,842
	$127,216	$11,449	$138,665

	Three Months Ended June 30, 2025
	Ying Mining District	GC	Total
Silver	$51,000	$3,024	$54,024
Gold	5,611	—	5,611
Lead	13,581	1,035	14,616
Zinc	1,794	3,199	4,993
Other	1,392	698	2,090
	$73,378	$7,956	$81,334

11

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Major customers

Revenue from major customers is summarized as follows:

	Three Months Ended June 30, 2026
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	37,580	—	37,580	27%
Customer B	$25,346	$—	$25,346	18%
Customer D	15,607	2,875	18,482	13%
Customer C	16,404	—	16,404	12%
Customer E	11,998	—	11,998	9%
	$106,935	$2,875	$109,810	79%

	Three Months Ended June 30, 2025
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer C	$15,940	$490	$16,430	20%
Customer A	13,783	—	13,783	17%
Customer E	13,113	515	13,628	17%
Customer B	12,235	—	12,235	15%
Customer F	9,727	—	9,727	12%
	$64,798	$1,005	$65,803	81%

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three Months Ended June 30,
	2026	2025
Government fees	$20	$21
Mineral rights royalty	3,134	1,481
Other taxes	1,525	771
	$4,679	$2,273

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of "Measure for the Levy of Mining Rights Transfer Royalty" implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

12

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses related to mining operations consist of:

	Three Months Ended June 30
	2026	2025
Amortization and depreciation	$260	$231
Office administrative expenses	837	558
Professional fees	91	95
Salaries and benefits	1,495	2,248
	$2,683	$3,132

General and administrative expenses related to corporate operations consist of:

	Three Months Ended June 30
	2026	2025
Amortization and depreciation	$290	$206
Office administrative expenses	881	1,000
Professional fees	643	308
Salaries and benefits	2,815	2,070
Share-based compensation	1,760	1,194
	$6,389	$4,778

6.	FINANCE ITEMS

Finance items consist of:

	Three Months Ended June 30
Finance income	2026	2025
Interest income	$2,090	$3,308

	Three Months Ended June 30
Finance costs	2026	2025
Interest on lease obligation	$22	$84
Interest on convertible notes	2,742	3,195
Accretion of long-term deposit	124	—
Accretion of environmental rehabilitation liabilities	39	45
	$2,927	$3,324

The total interest accretion on the convertible notes during the three months ended June 30, 2026 was $3.70 million, of which $0.95 million were capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project (three months ended June 30, 2025 - $3.49 million, of which $0.29 million were capitalized).

13

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three Months ended June 30,
Income tax expense	2026	2025
Current	$11,434	$7,936
Deferred	1,687	(1,500)
	$13,121	$6,436

8.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at	June 30, 2026	March 31, 2026
Bonds, defaulted and measured at fair value	$326	$322
Money market instruments	24	24
	$350	$346

9.	INVENTORIES

Inventories consist of the following:

As at	June 30, 2026	March 31, 2026
Concentrate inventory	$709	$1,810
Ore stockpile	335	3,119
Material and supplies	4,924	4,564
	$5,968	$9,493

The amount of inventories recognized as expense during the three months ended June 30, 2026 was $43.7 million (three months ended June 30, 2025 - $38.4 million).

10.	LONG-TERM PREPAIDS AND DEPOSITS

Long-term prepaids and deposits consists of the following:

As at		June 30, 2026	March 31, 2026
Advances to contractors	(i)	12,693	10,463
Prepaid expenses	(ii)	3,789	2,961
		16,482	13,424

(i)	The Company periodically advances funds to contractors engaged to support the construction of the El Domo project. As of June 30, 2026, the Company had $12.7 million (March 31, 2026 - $10.5 million) of outstanding advances to contractors. These advances are classified as non-current assets because the related services are expected to be performed, and the advances will be recovered or applied against invoices, over a period extending beyond twelve months from the balance sheet date. The funds advanced are held interest-free for varying periods. They may be recovered by the Company through partial reductions of ongoing invoices, application against final project invoices, or refunded upon completion of the contracted services.

(ii)	Prepaid expenses represent amounts paid in advance for goods or services that the Company will receive or consume in future reporting periods. They consist of advance payments for software licences, maintenance contracts, and other operating costs that provide economic benefits over time. As at June 30, 2026, the carrying amount of prepaid expenses is $3.8 million (March 31, 2026 - $3.0 million).

14

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	OTHER INVESTMENTS

As at	June 30, 2026	March 31, 2026
Investments designated as FVTOCI
Public companies	$4,057	$2,808
Investments designated as FVTPL
Public companies	54,790	48,901
Private companies	2,534	2,534
	57,324	51,435
Total	$61,381	$54,243

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI. The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in profit and loss
As at April 1, 2025	$17,277	$(25,710)	$22,910
Gain on equity investments designated as FVTOCI	1,517	1,517	—
Gain on equity investments designated as FVTPL	33,670	—	33,670
Acquisition	2,040	—	—
Disposal	(740)	12	—
Impact of foreign currency translation	479	—	—
As at March 31, 2026	$54,243	$(24,181)	$56,580
Gain on equity investments designated as FVTOCI	1,337	1,337	—
Gain on equity investments designated as FVTPL	11,125		11,125
Disposal	(4,223)	—	(4,223)
Impact of foreign currency translation	(1,101)	(88)	(1,013)
As at June 30, 2026	$61,381	$(22,932)	$62,469

12.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

The Company records a gain or loss on the decrease in interest while an investment continues to be classified as an associate. A gain or loss on the dilution of the Company's investment in associates is calculated as the difference between Company's ownership interest in the consideration received by the investee for the subscription of the new shares and the reduction in ownership interest in the previous carrying amount.

On October 21, 2025, NUAG completed a bought deal financing, issuing a total of 11,385,000 common shares. The Company participated in this bought deal and acquired an additional 3,083,536 common shares of NUAG for a cost of approximately $7.8 million. As a result, the Company’s ownership in NUAG increased to 27.99% and has recognized a dilution loss of $0.3 million in the consolidated statements of income.

15

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2025	46,907,701	$45,276	$51,598
Participation in bought deal	3,083,536	7,807
Purchase from open market	1,435,751	1,496
Dilution loss	—	(285)
Share of net loss	—	(1,147)
Share of other comprehensive income	—	353
As at March 31, 2026	51,426,988	$53,500	$212,908
Share of net loss	—	(269)
Share of other comprehensive income	—	(222)
As at June 30, 2026	51,426,988	$53,009	$206,736

As at June 30, 2026, the Company held a 27.77% ownership interest in NUAG (March 31, 2026 – 27.84%).

(b)	Investment in Auro Metals Inc.

AURO is a Canadian public company listed on the TSX Venture Exchange (symbol: AURO). AURO is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in AURO using the equity method as it is able to exercise significant influence over the financial and operating policies of AURO.

The summary of the investment in AURO common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of AURO's common shares per quoted market price
As at April 1, 2025	19,864,285	$740	$2,073
Participation in private placement	874,413	79
Share of net income from AURO	—	615
Foreign exchange impact	—	(293)
As at March 31, 2026	20,738,698	$1,141	$7,439
Common shares of the associate received as proceeds from the disposal of the subsidiary to the associate	15,000,000	12,041
Share of net loss from AURO	—	(143)
Dilution loss	—	(3,044)
Unrealized gain on disposal of subsidiary to the associate	—	(2,310)
Share of other comprehensive income	—	108
Foreign exchange impact	—	291
As at June 30, 2026	$35,738,698	$8,083	$35,462

As at June 30, 2026, the Company held a 27.29% ownership interest in AURO (March 31, 2026 – 29.15%).

16

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	DEPOSITS RECEIVED

The Company receives prepayments from customers prior to delivering metal concentrates. These amounts are recorded as a contract liability and are not recognized as revenue until the metal concentrates are delivered and title transfers to the customer. These amounts are classified as current liabilities, as the Company expects to deliver the related metal concentrates within its normal operating cycle, which is less than 12 months. As of June 30, 2026, amounts received in advance of delivery of metal concentrates to customers amount to $13,475 (March 31, 2026 - $20,888).

14.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2025	$132,178	$12,588	$39,511	$7,775	$3,726	$195,778
Additions	2,087	781	821	1,249	4,816	9,754
Acquisition of ZAAV	2,250	55	160	104	8,142	10,711
Disposals	(526)	(843)	(872)	(459)	—	(2,700)
Reclassification of asset groups	2,350	38	1,319	—	(3,707)	—
Impact of foreign currency translation	6,855	614	2,091	413	226	10,199
As at March 31, 2026	$145,194	$13,233	$43,030	$9,082	$13,203	$223,742
Additions	60	535	65	607	2,151	3,418
Disposals	(152)	(142)	(257)	(195)	(74)	(820)
Reclassification of asset groups	576	15	292	—	(883)	—
Impact of foreign currency translation	2,295	207	696	141	86	3,425
As at June 30, 2026	$147,973	$13,848	$43,826	$9,635	$14,483	$229,765
Accumulated amortization and impairment
As at April 1, 2025	$(61,823)	$(8,519)	$(25,945)	$(5,698)	$—	$(101,985)
Disposals	494	825	705	430	—	2,454
Depreciation and amortization	(5,699)	(1,060)	(2,792)	(719)	—	(10,270)
Impact of foreign currency translation	(3,282)	(417)	(1,427)	(305)	—	(5,431)
As at March 31, 2026	$(70,310)	$(9,171)	$(29,459)	$(6,292)	$—	$(115,232)
Disposals	80	137	242	180	—	639
Depreciation and amortization	(1,597)	(291)	(693)	(204)	—	(2,785)
Impact of foreign currency translation	(1,057)	(144)	(486)	(103)	—	(1,790)
As at June 30, 2026	$(72,884)	$(9,469)	$(30,396)	$(6,419)	$—	$(119,168)
Carrying amounts
As at March 31, 2026	$74,884	$4,062	$13,571	$2,790	$13,203	$108,510
As at June 30, 2026	$75,089	$4,379	$13,430	$3,216	$14,483	$110,597

17

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

15.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	June 30, 2026	March 31, 2026
Producing mineral properties	$405,378	$386,830
Non-producing mineral properties	455,636	392,900
	$861,014	$779,730

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2025	$476,652	$126,192	$602,844
Capitalized expenditures	56,133	5,959	62,092
Environmental rehabilitation	796	—	796
Foreign currency translation impact	26,466	6,680	33,146
As at March 31, 2026	$560,047	$138,831	$698,878
Capitalized expenditures	16,436	1,390	17,826
Foreign currency translation impact	9,182	2,800	11,982
Balance as at June 30, 2026	$585,665	$143,021	$728,686
Accumulated depletion and impairment
As at April 1, 2025	$(182,342)	$(87,871)	$(270,213)
Depletion	(24,549)	(2,482)	(27,031)
Foreign currency translation impact	(10,212)	(4,592)	(14,804)
As at March 31, 2026	$(217,103)	$(94,945)	$(312,048)
Depletion	(5,056)	(627)	(5,683)
Foreign currency translation impact	(3,559)	(2,018)	(5,577)
Balance as at June 30, 2026	$(225,718)	$(97,590)	$(323,308)
Carrying values
Balance as at March 31, 2026	$342,944	$43,886	$386,830
Balance as at June 30, 2026	$359,947	$45,431	$405,378

Non-producing properties	BYP	Kuanping	El Domo	Condor	Tulkubash/ Kyzyltash	Total
Carrying values
As at April 1, 2025	$6,580	$13,371	$208,180	$26,220	$—	$254,351
Acquisition	—	—	—	—	84,018	84,018
Capitalized expenditures	—	4,346	45,794	2,974	250	53,364
Environmental rehabilitation	—	—	—	—	—	—
Foreign currency translation impact	339	828	—	—	—	1,167
As at March 31, 2026	$6,919	$18,545	$253,974	$29,194	$84,268	$392,900
Acquisition	—	—	—	—	60,008	60,008
Capitalized expenditures	—	1,662	12,162	601	2,272	16,697
Disposition	—	—	—	(14,393)	—	(14,393)
Foreign currency translation impact	116	308	—	—	—	424
Balance as at June 30, 2026	$7,035	$20,515	$266,136	$15,402	$146,548	$455,636

18

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	LONG-TERM DEPOSITS

The Company has a precious metals purchase agreement ("PMPA") with Wheaton Precious Metals International Ltd. ("Wheaton") for the construction of the El Domo project. Under the PMPA, Wheaton has agreed to provide a deposit of $175.5 million, payable in stages including an early deposit payment and up to four construction payments, each subject to the satisfaction of specific conditions precedent detailed in the agreement.

In exchange, the Company has agreed to sell, and Wheaton has agreed to purchase, a percentage of the refined gold and refined silver produced from the El Domo project, as defined in the agreement. The percentage is 50% for gold and 75% for silver until cumulative deliveries reach 145,000 ounces of gold and 4,600,000 ounces of silver, after which the percentage reduces to 33% for gold and 50% for silver.

The Company is obligated to sell and deliver the metal to Wheaton by crediting a designated metal account. Wheaton will pay a purchase price for each ounce delivered. Prior to the notional deposit balance being fully credited, the purchase price equals the prevailing market price, of which 18% (the "Production Payment") is paid in cash and the balance is applied to reduce the deposit. After the deposit balance is fully credited, Wheaton pays a cash amount equal to 22% of the market price.

The Company accounts for the PMPA under IFRS 15. The upfront deposit is recorded as a contract liability. Management has determined the deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs. Revenue, equivalent to the Production Payment, is recognized when control of the metal transfers to Wheaton upon delivery, at which point a corresponding portion of the contract liability is derecognized.

In October 2025, the Company received the first installment of $43.88 million under the PMPA. For the three months ended June 30, 2026, the interest accretion on the significant financing component was $0.6 million, of which $0.50 million were capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project. As of June 30, 2026, the carrying amount of the contract liability related to the Wheaton PMPA was $45.52 million.

Subsequent to June 30, 2026, the Company received the second installment of $43.88 million under the PMPA on July 31, 2026.

17.	CONVERTIBLE NOTES

On November 25, 2024, the Company issued the unsecured Convertible Senior Notes ("Convertible Notes") and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025.

Holders of the Convertible Notes may convert all or any portion of their Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder on or after September 15, 2029 (the "Free Conversion Date") until the close of business on the second scheduled trading day immediately preceding the maturity date. Prior to the Free Conversion Date, the holders may elect to convert their Convertible Notes only if circumstances and fundamental changes occur as described in the convertible notes, including:

•	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.

•	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.

•	Approval by our shareholders of any plan for liquidation or dissolution.

19

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

•	During any calendar quarter commencing after the calendar quarter ended on March 31, 2025 (and only during such calendar quarter), if the last reported sale price of the shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

The initial conversion rate is 216.0761 shares per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $4.628 per share), subject to adjustments as described in the Convertible Notes.

Prior to December 20, 2027, the Company may not redeem the Convertible Notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company's right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the consolidated statements of income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

On March 18, 2026, the Company entered into a supplemental indenture to the Convertible Notes to remove the Company’s option to settle conversions of the Convertible Notes in cash. Following this amendment, upon conversion, the Company is required to settle the principal amount of the Convertible Notes exclusively through the issuance of common shares.

The Company assessed whether the contractual changes to the Convertible Notes resulted in the Convertible Notes being substantially modified and thus whether the Company should derecognize the Convertible Notes. The amendment did not result in a substantial modification of the financial liability under IFRS 9. However, given the contractual changes, the Company reassessed the classification of the embedded conversion feature. The Company concluded that the removal of the cash settlement alternative now causes the conversion option to meet the “fixed-for-fixed” condition under IAS 32, and thus the conversion feature is no longer accounted for as a derivative liability and instead meets the definition of equity. Accordingly, on the amendment date, the derivative liability was remeasured to its fair value, and that fair value was derecognized from financial liabilities and reclassified to equity. No gain or loss was recognized in profit or loss as a result of the reclassification.

20

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	March 18, 2026	March 31, 2025
Share Price:	10.06	3.87
Credit spread (basis points):	295	559
Risk free rate:	3.53%	3.66%
Volatility:	65%	42%
Dividend yield:	0.25%	0.65%

The continuity of the host liability and embedded derivative liability is as follows:

	Host liability	Derivative liability	Total
Balance as at April 1, 2025	$110,653	$49,028	$159,681
Interest accretion	14,093	—	14,093
Interest payment	(7,521)	—	(7,521)
Change on fair value estimate	—	174,900	174,900
Reclassify to equity	—	(223,928)	(223,928)
Balance as at March 31, 2026	$117,225	$—	$117,225
Interest accretion	3,695	—	3,695
Interest payment	(3,563)	—	(3,563)
Balance as at June 30, 2026	$117,357	$—	$117,357
Presentation
Current liability	293	—	293
Non-current liability	117,064	—	117,064
Total	$117,357	$—	$117,357

21

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

18.	LEASE

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
Balance, April 1, 2025	1,331
Change due to lease modifications	59
Interest accrual	99
Interest received or paid	(99)
Lease repayment	(258)
Foreign exchange impact	36
Balance, March 31, 2026	1,168
Interest accrual	21
Interest paid	(21)
Lease repayment	(61)
Foreign exchange impact	(18)
Balance, June 30, 2026	1,089
Less: current portion	282
Non-current portion	807

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at June 30, 2026:

Lease Obligations
Within 1 year	$324
Between 2 to 5 years	$929
Over 5 years	—
Total undiscounted amount	1,253
Less future interest	(164)
Total discounted amount	$1,089
Less: current portion	282
Non-current portion	$807

The lease obligations were discounted at discount rates ranging from 7.0% to 15.6% as at June 30, 2026 (March 31, 2026 - 7.0% to 15.6%).

22

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2025	$9,639
Reclamation expenditures	(1,131)
Unwinding of discount of environmental rehabilitation	194
Revision of provision	1,403
Foreign exchange impact	491
Balance, March 31, 2026	$10,596
Reclamation expenditures	(439)
Unwinding of discount of environmental rehabilitation	54
Foreign exchange impact	158
Balance, June 30, 2026	$10,369

As at June 30, 2026, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $14.1 million (March 31, 2026 - $14.1 million), which has been discounted using an average discount rate of 1.98% (March 31, 2026 – 1.98%).

During the three months ended June 30, 2026, the Company incurred actual reclamation expenditures of $0.4 million (three months ended June 30, 2025 - $0.2 million), paid reclamation deposit of $0.8 million (three months ended June 30, 2025 - $0.3 million) and received $nil reclamation deposit refund (three months ended June 30, 2025 - $0.1 million).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

20.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2026 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three months ended June 30, 2026, a total of $1.8 million (three months ended June 30, 2025 - $1.2 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share in CAD
Balance, April 1, 2025	2,279,980	$6.20
Options granted	307,500	5.63
Options exercised	(541,505)	4.98
Options cancelled/forfeited	(771,701)	7.15
Option expired	(465,000)	8.16
Balance, March 31, 2026	809,274	$4.77
Options granted	—	—
Options exercised	(34,607)	5.18
Options cancelled/forfeited	(33,093)	4.79
Option expired	—	—
Balance, June 30, 2026	741,574	$4.75

The following table summarizes information about stock options outstanding as at June 30, 2026:

Exercise price in CAD	Number of options outstanding at June 30, 2026	Weighted average remaining contractual life (Years)	Number of options exercisable at June 30, 2026	Weighted average exercise price in CAD
7.49	13,260	0.41	13,260	$7.49
3.93	160,000	0.82	160,000	3.93
3.65	9,044	1.40	9,044	3.65
4.08	60,000	1.65	60,000	4.08
2.67	18,270	2.58	18,270	2.67
4.41	220,500	2.75	128,833	4.41
5.07	223,833	3.78	62,167	5.07
4.83	6,667	3.85	—	—
10.85	30,000	4.44	5,000	10.85
$2.67 to $10.85	741,574	2.57	456,574	$4.36

The options exercisable at June 30, 2026 have a weighted average exercise price of CAD$4.36 (March 31, 2026 - CAD$4.27).

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2025	2,197,873	$4.58
Granted	1,210,500	5.22
Forfeited	(1,262,831)	4.61
Distributed	(89,333)	4.87
Balance, March 31, 2026	2,056,209	$4.93
Granted	815,500	16.28
Forfeited	(114,333)	5.76
Distributed	(260,791)	5.05
Balance, June 30, 2026	2,496,585	$8.59

During the three months ended June 30, 2026, a total of 815,500 RSUs (three months ended June 30, 2025 - 1,165,500 RSUs) were granted to directors, officers, and employees of the Company at grant date closing prices of CAD $16.28 (three months ended June 30, 2025 - CAD$5.28) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Normal course issuer bid

On September 17, 2025, the Company announced a normal course issuer bid (the “2025 NCIB”) commencing September 19, 2025 to repurchase up to 8,747,245 of its own common shares until September 18, 2026.

21.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	June 30, 2026	March 31, 2026
Loss on investments designated as FVTOCI	$21,551	$22,887
Share of loss in associate	1,995	2,173
Loss on currency translation adjustment	5,029	13,110
	$28,575	$38,170

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

22.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company's material non-controlling interests:

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings	ZAAV	Other	Total
Non-controlling interest percentage	22.50%	20%	30%	25%	30%	1%-53.9%
As at April 1, 2025	$93,938	$4,153	$2,225	$31,533	$—	$(1,189)	$130,660
Acquisition	—	—	—	—	—	—	—
Share of net income (loss)	38,099	5,420	(134)	(243)	—	(276)	42,866
Share of other comprehensive loss	4,958	352	110	—	—	41	5,461
Adjustment to NCI	—	—	—	10,520	—	—	10,520
Distribution	(22,885)	(2,003)	—	—	—	—	(24,888)
As at March 31, 2026	$114,110	$7,922	$2,201	$41,810	$—	$(1,380)	$164,663
Share of net income (loss)	13,179	1,528	(62)	11	(101)	32	14,587
Share of other comprehensive income	1,711	143	40	—	—	17	1,911
Adjustment to NCI	—	—	—	(11,378)	—	—	(11,378)
Transfer 30% ZAAV to Kyrgyzaltyn	—	—	—	—	33,682	—	33,682
Distribution	(7,088)	—	—	—	—	—	(7,088)
As at June 30, 2026	$121,912	$9,593	$2,179	$30,443	$33,581	$(1,331)	$196,377

Salazar Resources Ltd. ("Salazar") is a 25% owner of the common shares of Salazar Holding Limited ("Salazar Holding"), who owns 100% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Company has received priority repayment of its investment, the non-controlling interest will revert to 25%. As at June 30, 2026, the effective percentage of the non-controlling interest in Salazar Holding is 13.2% (March 31, 2026 - 15.2%).

On January 27, 2026, the Company acquired a 100% interest in ZAAV, an entity that holds the mining license for the fully-permitted Tulkubash and Kyzyltash gold projects, as well as surrounding exploration licenses (27.42 square kilometres) covering the Karator and Ishakuld gold zones (collectively, the “Tulkubash/Kyzyltash” project). In connection with the acquisition, the Company entered into a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the “NIA”), pursuant to which ZAAV was to be converted into a joint venture company between the Company (holding a 70% interest and acting as operator) and Kyrgyzaltyn (holding a 30% free-carried interest), a state-owned entity.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

On April 27, 2026, in accordance with the Cooperation Agreement, the Company transferred a 30% equity interest in ZAAV to Kyrgyzaltyn without receiving any consideration. Following this transaction, the Company retains a 70% interest in ZAAV and continues to control the subsidiary. Accordingly, the carrying amount of the non-controlling interest was adjusted to reflect its proportionate share of ZAAV’s net assets at the transaction date, resulting in a transfer of $33.7 million from equity attributable to the owners of the Company to non-controlling interests. On May 10, 2026, also under the Cooperation Agreement the Government of the Kyrgyz Republic extended the mining license validity period for the Tulkubash/Kyzyltash project for 30 years from 2032 to 2062. Following this extension, the Company made a $60 million payment to the NIA.

23.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties

As at	June 30, 2026	March 31, 2026
NUAG(i)	$214	$166
AURO(ii)	1,474	1,388
	$1,688	$1,554

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2026, services rendered to and expenses incurred on behalf of NUAG amounted to $0.2 million (three months ended June 30, 2025 - $0.9 million). The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to AURO and expenses incurred on behalf of AURO pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2026, services rendered to and expenses incurred on behalf of AURO amounted to $0.1 million (three months ended June 30, 2025 - $0.2 million). The costs recoverable from AURO were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

In January 2024, the Company and AURO entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow the Company to advance up to $1.0 million to AURO. In January 2024, the Company advanced $0.5 million to AURO and received 350,000 common shares of AURO as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to AURO. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026. In January 2026, the Facility was further extended with new maturity date of January 31, 2027.

(b)	Due to related party

As at	June 30, 2026	March 31, 2026
Henan First Geological Brigade Co., Ltd	$163	$222

Henan First Geological Brigade Co., Ltd ("Henan First Geological Brigade") is one of the shareholders of Henan Found, which provides construction engineering services to the Company. During the three months ended June 30, 2026, the services rendered to the Company amounted to $0.2 million (three months ended June 30, 2025 - $0.2 million), which were recorded as production costs on the condensed consolidated interim statements of income.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Other

On February 24, 2026, the Company and its wholly-owned subsidiary, Adventus Mining Corporation, entered into a share purchase agreement with AURO to sell the Company’s wholly-owned subsidiary, Santa Barbara Metals Inc., formerly known as Adventus Holdings Limited, which holds the Santa Barbara Gold-Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of:

•	15,000,000 common shares of AURO (received);

•	$1,500,000 in cash at closing (received);

•	$2,500,000 in cash on the first anniversary of closing date;

•	$4,000,000 in cash on the second anniversary of closing date; and

•	$5,500,000 in cash on the third anniversary of closing date.

In addition, the Company will receive a 1.5% net smelter return (NSR) royalty on the Project.

The sale resulted in a gain of $6.1 million, which is calculated as follows:

Fair value
15,000,000 common shares of AURO at closing	$12,041
$1,500,000 in cash at closing	1,500
First anniversary payment	2,222
Second anniversary payment	3,160
Third anniversary payment	3,863
Fair value of considerations as of May 13, 2026	$22,786
Net assets of Santa Barbara Metals Inc.	(14,355)
Gain from sale of Santa Barbara Metals Inc.	$8,431
Unrealized gain on disposal of subsidiary to the associate	(2,310)
Realized gain from sale of Santa Barbara Metals Inc.	$6,121

The realized gain from sale of Santa Barbara Metals Inc. is recorded under gain on disposal of subsidiaries in the condensed consolidated interim statements of income. The deferred consideration is recorded at fair value on the condensed consolidated interim statements of financial position. As of June 30, 2026, the current portion has a fair value of $2.2 million and is included within trade and other receivables, while the non-current portion, valued at $7.1 million, is classified as long-term receivables.

24.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

25.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy as at June 30, 2026 and March 31, 2026 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	350	—	—	350
Other investments	58,847	—	2,534	61,381
Financial liability
Derivative liabilities	—	—	—	—

	Fair value as at March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	346	—	—	346
Other investments	51,709	—	2,534	54,243
Financial liability
Derivative liabilities	—	—	—	—

Financial assets classified within Level 3 are equity investments in private companies. Significant unobservable inputs are used to determine the fair value of the financial assets, which include recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2026 and March 31, 2026, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2026.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

As at	June 30, 2026
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$92,148	$—	$92,148
Deposits received	13,475	—	13,475
Convertible notes	7,125	167,842	174,967
Lease obligation	324	929	1,253
Income tax payable	10,613	—	10,613
Total Contractual Obligation	$123,685	$168,771	$292,456

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan ("RMB"). The functional currency of all Kyrgyz subsidiaries is the Kyrgyz som ("KGS"). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company's other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar ("CAD"), the Australian dollar ("AUD") and the Kyrgyz som ("KGS"), which would impact the Company's net income.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, KGS and AUD as at June 30, 2026 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in exchange rate
RMB	$296,324	$—	$1,186	$—	$8,789	$—	$(72,159)	$—	$234,140	$23,414
CAD	138	24	—	689	696	57,289	(1,371)	(920)	56,545	5,655
KGS	329	—	—	—	—	—	(2,091)	—	(1,762)	(176)
AUD	771	—	—	—	—	1,516	—	—	2,287	229
	$297,562	$24	$1,186	$689	$9,485	$58,805	$(75,621)	$(920)	$291,210	$29,121

(d) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities and convertible notes. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at June 30, 2026, the Company had $1.1 million lease obligation that are subject to annualized interest rate ranging from 7.0% to 15.6%, and $117.4 million convertible notes liabilities that are discounted at 12.6% of the Company's unsecured senior convertible notes. The principal of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the condensed consolidated interim statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2026 (March 31, 2026 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2026, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $5.7 million.

(g) Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

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SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

26.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Table below summarizes the information about changes in non-cash operating working capital:

	Three Months Ended June 30
Changes in non-cash operating working capital:	2026	2025
Trade and other receivables	$(2,020)	$352
Inventories	4,359	(1,315)
Prepaids and deposits	(1,979)	(363)
Accounts payable and accrued liabilities	(1,346)	5,169
Deposits received	(7,735)	5,951
Due from a related party	28	(122)
	$(8,693)	$9,672

(b)	Table below summarizes the information related to non-cash capital transactions:

	Three Months Ended June 30
Non-cash capital transactions:	2026	2025
Environmental rehabilitation expenditure paid from reclamation deposit	$(439)	$(8)
Additions of plant and equipment included in accounts payable and accrued liabilities	(1,169)	(1,007)
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	6,032	(564)

(c)	Table below summarizes the information related to cash and cash equivalents:

	June 30, 2026	Mar 31, 2026
Cash on hand and at bank	$127,916	$132,731
Bank term deposits and short-term money market investments	258,841	289,258
Total cash and cash equivalents	$386,757	$421,989

31